BEMA GOLD CORPORATION

June 27, 2005

To:           The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “AGM”) of Bema Gold Corporation (the “Company”) held on June 23, 2005.

1.           Election of Directors

At the AGM, management of the Company presented to the shareholders its nominees for directors. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until the next AGM:

Name	Votes For	Votes Withheld
Thomas I.A. Allen	88,040,360	365,328
Stuart R. Angus	79,912,493	8,493,195
Robert M.D. Cross	88,043,054	362,634
Robert J. Gayton	88,047,756	357,932
Clive T. Johnson	79,317,299	9,088,389
Jerry R. Korpan	49,260,835	39,144,853
Cole E. McFarland	88,056,443	349,245
Eulogio Perez-Cotapos	87,835,455	570,233
Barry D. Rayment	88,019,217	386,471

2.            Appointment of Auditors

At the AGM the shareholders were asked to approve the re-appointment of PricewaterhouseCoopers as the Company’s auditor and to authorize the directors to fix the auditor’s remuneration. According to proxies received and vote by show of hands, PricewaterhouseCoopers was re-appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
87,653,186	752,502

3.            Replacement of Stock Option Plan

The proposed replacement of the Company's Incentive Stock Option was not put forward at the meeting.